SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 15th November, 2016

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
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press release

15 November 2016

BP to propose the appointment of Deloitte as auditor from 2018

BP p.l.c. today announced that it intends to propose to shareholders at its 2018 Annual General Meeting that Deloitte be appointed as the company's auditor for the financial year 2018. This decision was taken following a competitive audit tender.

EY, BP's current external auditor, will continue in its role and will undertake the audit of BP p.l.c. for the financial years 2016 and, subject to reappointment by shareholders at the next Annual General Meeting, 2017.

Brendan Nelson, Chairman of BP's Audit Committee, said: "I would like to thank EY for their high professional standards and all they have done to provide assurance to the Board and shareholders during their time as BP's auditors. Subject to shareholder approval at the 2018 AGM, we look forward to working with Deloitte."

Notes to editors:

●          In BP's 2013 annual report, the BP Audit Committee announced its intention to launch a competitive audit tender process in 2016 to appoint a new external auditor effective from 2018.

●         Annual appointment of external auditors by AGM is required under UK law. UK and EU law now requires an auditor's maximum period as auditor to a listed company to be 20 years, with a competitive tender process            required at least once every 10 years.

Further information:

BP press office, London: +44 (0)20 7496 4076, bppress@bp.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 15th November 2016
/s/ J. BERTELSEN
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J. BERTELSEN
Deputy Company Secretary